Washington Mutual Investors Fund
1101 Vermont Avenue, NW
Washington, D.C. 20005

Phone (202) 842-5665

Stephanie L. Pfromer
Assistant Secretary

June 9, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Washington Mutual Investors Fund
File Nos. 811-00604 and 002-11051

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on June 5, 2009 to the fund’s Post-Effective Amendment No. 117 to the Registration Statement under the Securities Act of 1933 and Amendment No. 45 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on July 1, 2009.

1.           Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  Please eliminate footnotes one and two in the “Shareholder fees” table and make footnote three in the “Annual fund operating expenses” table applicable only to “Other expenses” for Class F-2.

Response:   Footnotes one and two have been eliminated and footnote three will be applicable only to “Other expenses” for Class F-2.

2.           Fees and expenses of the fund – Example – page 2 of the fund’s prospectus

Comment:  The second paragraph under this heading contains the following language that is not in the Form N-1A (italicized):  “The example also assumes that your investment has a 5% return each year, that all dividends and capital gains distributions are reinvested, that you pay the maximum initial or contingent deferred sales charge, and that the fund’s operating expenses remain the same.”  Please delete or explain the language.

Response:   We believe that the language referenced above gives a shareholder clear disclosure about the components that are used to calculate the amounts shown in the examples.

3.           Portfolio turnover – page 3 of the fund’s prospectus

Comment:  Please make “Portfolio turnover” a subheading under the heading “Fees and expenses of the fund” rather than a standalone section of the prospectus.

Response:   “Portfolio turnover” will be a subheading under the “Fees and expenses of the fund” section of the prospectus.

4.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  This section should describe the fund’s principal investment strategies. Please expand to include all of the fund’s principal investment strategies.

Response:   We have expanded this section to include all of the fund’s principal investment strategies.  Please also see our response in number 12 below.

5.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please remove the word “larger” with respect to the companies in which the fund invests or define what that term is intended to capture (i.e. minimum market capitalization).

Response:   We have removed the term “larger” from the disclosure so it reads “The fund invests primarily in common stocks of established companies…”

6.           Principal risks – page 3 of the fund’s prospectus

Comment: Please describe what is meant by “securities.”

Response:   The fund invests primarily in common stocks but has the ability to invest in other types of securities. The risk language is intended to apply to all types of securities held by the fund. In order to clarify this point we have revised the language as follows:

“The prices of, and income generated by, common stocks and other securities held by the fund may decline...”

7.           Investment results – page 4 of the fund’s prospectus.

Comment:  Please remove the second sentence under the heading “Investment results” and move the sentence regarding updated investment results to the paragraph above the bar chart.

Response:   We have made the requested revisions.

8.           Investment results table– page 5 of the fund’s prospectus.

Comment:  Update the heading of the table to conform to the heading in the revised Form N-1A.

Response: The heading of the table has been updated.

9.           Portfolio counselor table– page 6 of the fund’s prospectus.

Comment:  The portfolio counselor table should be included as a separate heading within the prospectus.

Response: We have included a separate heading for the portfolio counselor table titled “Portfolio counselors.”

10.           Purchase and sale of fund shares– page 6 of the fund’s prospectus.

Comment:  Item 6 of revised Form N-1A requires disclosure of the fund’s purchase minimums. Information on purchase maximums is not required. Please remove the information regarding purchase maximums.

Response: We have removed all information regarding purchase maximums from this section of the prospectus.

11.           Payments to broker-dealers and other financial intermediaries – page 7 of the fund’s prospectus.

Comment:  Please conform the language in this section to the agreed upon language in the most recent Registration Statement for the EuroPacific Growth Fund.

Response:   We have updated the language accordingly.

12.           Investment objective, strategies and risks– page 8 of the fund’s prospectus.

Comment:  Please explain supplementally why the fund is subject to the Investment Standards and the Eligible List cited in the second paragraph of this section.  No change to the disclosure is required.

Response: The Investment Standards and the Eligible List are self-imposed guidelines of the fund and are part of the fund’s principal investment strategies.  As such, we have added the disclosure in the second paragraph to the “Principal investment strategies” section on page 3 of the fund’s prospectus.

13.           Investment objective, strategies and risks– page 8 of the fund’s prospectus.

Comment:  The term “high-quality” is normally used to describe fixed-income securities.  In the third paragraph of this section, please explain what is meant by “high-quality” in relation to common stocks.  Additionally, describe the types of “securities convertible into common stocks” in which the fund may invest.

Response: The term “high-quality” was meant to encompass our view of the investment in the securities the fund holds and not a benchmark of any rating agency.  As such, we have modified the language in the first sentence of the third paragraph of this section to address both comments as follows:

“The fund is designed to provide fiduciaries, organizations, institutions and individuals with a convenient and prudent medium of investment in ~~high-quality~~ common stocks and securities convertible into common stocks, such as convertible bonds and debentures and convertible preferred stocks, that meet the fund’s criteria for investing.”

14.           Investment objective, strategies and risks– page 8 of the fund’s prospectus.

Comment:  In the next to last paragraph, please clarify that the fund’s other investment practices are “non-fundamental” investment practices.

Response: We have modified the disclosure to reflect that “the fund has other non-fundamental investment practices that are described in the statement of additional information.”

All of the changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (202) 842-5665 or Michael Triessl at (213) 615-4024.

Sincerely,
/s/ Stephanie L. Pfromer
Stephanie L. Pfromer
Assistant Secretary